Exhibit 99.1

CHIJET ANNOUNCES FINANCIAL RESULTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

Yantai, China, December 4, 2023 — Chijet Motor Company, Inc. (Nasdaq: CJET) (“Chijet” or “we”, “our”, or the “Company”), a high-tech enterprise engaged in the development, manufacture, sales, and service of traditional fuel vehicles and new energy vehicles (“NEV”) in China, today announced its unaudited financial results for the six months ended June 30, 2023.

Financial Summary for the Six Months Ended June 30, 2023 (all results compared to the six months ended June 30, 2022, unless otherwise noted)

●	Revenues were $2.6 million, a decrease of 73.2%
●	Units of vehicles sold reached 309, a decrease of 71.8%
●	Parts and Other sales reached $0.5 million, a decrease of 78.4%
●	Gross margin was negative 670%, compared with negative 215%
●	Net loss was $57.6 million, compared with $48.3 million

Recent Development

We have consummated the business combination with Jupiter Wellness Acquisition Corp., a special purpose acquisition company (“SPAC”), on June 1, 2023 pursuant to the Business Combination Agreement (BCA), dated October 25, 2022. On the closing date, a total of 160,359,631 ordinary shares of Chijet Motor Company Inc. were issued and outstanding, including those were issued to Chijet sellers, represented by Mr. Mu, Hongwei, of 152,130,300 ordinary shares. On June 2, 2023, the Company commenced trading on the Nasdaq Capital Market (NASDAQ: CJET). The successful completion of the merger and the listing represents a key moment in the Company’s journey towards growth and expansion.

2023 also marks a pivotal year in the Company’s strategic development. We are actively advancing our new energy strategy, reducing the production and sales ratio of fuel vehicles, and comprehensively preparing for the upcoming launch of new energy products. During the 6 months ended on June 30, 2023, we combined the innovative vitality of pure electric vehicles with mature, large-scale production capabilities to move forward with implementing the three major strategic transformations:

(a) The initiation of a new product platform development, leading to a product portfolio dominated by new energy vehicles, supplemented by hybrid models, and complemented by traditional fuel vehicles. This resulted in the integration of three major product platform series and the commencement of new product development and technological research.

(b) The implementation of domestic and international market expansion, establishing a strategic layout with equal sales volumes domestically and internationally, in order to achieve the coordinated development of both markets. We have already received a total of 29,900 non-binding intent orders, including 18,200 from international markets and 11,700 domestically as of today.

(c) The advancement of the integration between the former state-owned and the current private enterprise structure. Through organizational integration, we formed a corporate structure through Chijet Motor Company, Inc. as the global capital and financing platform, Shandong Baoya New Energy Vehicle Co., Ltd. as the business operation entity, and FAW Jilin as the manufacturing site, realizing a transformation in our modern corporate management and governance system.

During the strategic transformation process, the Company’s operations in the first half of the year were impacted by the pandemic and regulatory policies:

(a) COVID-19 impact:

Due to the relaxation of strict control measures against COVID-19, the Company had to suspend operations for nearly five months due to infections, which affected the implementation of our strategy and normal operations.

(b) Impact of policies and regulations on financing processes and production and sales:

Since the end of last year, we had financing plans from overseas amounting to $310 million, of which we had entered negotiation of term letters and preparation for signing binding contracts, with plans to go public and raise capital simultaneously. Certain conditions of our original financing plan have changed during the course, as a result, the capital raised from the reverse merge with SPAC process did not meet our target, which has negatively impacted our operations.

Additionally, on May 9, 2023, China’s Ministry of Industry and Information Technology and other departments announced the implementation of the National VI emission standards that from July 1, 2023, nationwide production and sales of vehicles that do not meet the National VI emission standards, Stage 6B, were completely banned. This has also affected the planned manufacture and sales of our fuel vehicles.

Results of Operations

	For the six months ended
	June 30
(In thousands USD $）	2023(unaudited)	2022(unaudited)	% Change
Total revenue	2,615	9,751	(73)%
Cost of revenue	(3,410)	(10,018)	(66)%
Cost of revenue - idle capacity	(16,725)	(20,668)	(19)%
Gross loss	(17,520)	(20,935)	(16)%
Research and development	5,504	6,759	(19)%
Selling, general and administration	29,471	30,004	(2)%
Other income	363	370	(2)%
Interest income	597	504	18%
Interest expense	(7,491)	(7,349)	2%
Government grant	1,823	16,041	(89)%
Loss on equity investment	(289)	(16)	1706%
Other expenses	(99)	(109)	(9)%
Provision for income taxes	-	-	-
Net loss	(57,591)	(48,257)	19%

Total revenues were $2,615,000 for the six months ended 2023, representing a decrease of 73% from $9,751,000 for the same period of 2022 as described in more detail below.

Revenue from vehicle sales were $2,092,000 for the six months ended June 30, 2023, representing a decrease of 71% from $7,328,000 for the six months ended June 30, 2022. The year-over-year decrease was mainly attributable to lower fuel vehicle deliveries as a result of the Company’s proactive strategic transformation, as well as the implementation of the National VI emission standards, which reduced the sales of fuel vehicles.

Revenue from parts and others were $523,000 for the six months ended June 30, 2023, representing a decrease of 78% from $2,423,000 for the six months ended June 30, 2022. The year-over-year decrease in revenue from parts, accessories, and other sales was in line with lower vehicle sale.

Cost of revenues was $3,410,000 for the six months ended June 30, 2023, representing a decrease of 66.0% from $10,018,000 for the six months ended June 30, 2022. The decrease in cost of revenues was mainly attributable to i) decrease in sales of vehicles in line with the vehicle deliveries as described above, and ii) reduction in depreciation expenses of machinery and equipment since some were fully depreciated on and before June 30, 2023.

Cost of revenues – idle capacity was $16,725,000 for the six months ended June 30, 2023, representing a decrease of 19.1% from $20,668,000 for the six months ended June 30, 2022. The decrease in idle capacity was mainly attributable to reduction in depreciation expenses of machinery and equipment since some were fully depreciated on and before June 30, 2023, partially offset by the shutdown period for the six months ended June 30, 2023 of about 5.7 months compared to 5.5 months for the six months ended June 30, 2022.

Gross margin was negative 670% in the six months ended June 30, 2023, compared with negative 215% in the six months ended June 30, 2022.

Research and development expenses were $5,504,000 for the six months ended June 30, 2023, representing a decrease of 18.6% from $6,759,000 for the six months ended June 30, 2022. The year-over-year decrease was mainly attributable to lower expenses incurred in research and development projects as the FB77 project is approaching the final phase. Concurrently, the delay in capital raising has necessitated a recalibration of our research and development project timelines.

Selling, general and administrative expenses were $29,471,000 for the six months ended June 30, 2023, representing an decrease of 1.8% from $30,004,000 for the six months ended June 30, 2022. The year-over-year decrease in selling, general and administrative was primarily attributable to the decreased selling expenses in line with lower vehicle sale, partially offset by increase in mold compensation costs of FAW Jilin to suppliers to ensure production readiness for fulfilling our on-hand and perspective orders.

Interest expense remained relatively stable at $7,491,000 for the six months ended June 30, 2023 as compared to $7,349,000 for the six months ended June 30, 2022.

Government grant was $1,823,000 for the six months ended June 30, 2023, representing a decrease of 88.6% from $16,041,000 for the six months ended June 30, 2022. The year-over-year decrease in government grant was mainly attributable to the recalibration the process of our research and development and construction of the Yantai manufacturing base, leading to a corresponding reduction in the matching amount of government subsidies.

Net loss was $57,591,000 for the six months ended June 30, 2023, compared with $48,257,000 in the six months ended June 30, 2022.

Net loss attributable to shareholders of Chijet was $39,826,000 for the six months ended June 30, 2023, compared with $32,211,000 in the six months ended June 30, 2022.

Basic and diluted net loss per share were $0.26 in the six months ended June 30, 2023, compared with negative $0.21 in the six months ended June 30, 2022.

Balance sheet

Cash and cash equivalents were $18,247,000 as of June 30, 2023, representing a decrease of 52% from $37,918,000 as of December 31, 2022. The decrease was mainly attributable to the enlarged cash outflow from operating activities as a result of decreased cash receipt from sales and increased payment made to suppliers of FAW Jilin.

Restricted cash was $3,538,000 as of June 30, 2023, representing a decrease of 71% from $12,105,000 as of December 31, 2022. The decrease was mainly attributable to the decrease of guarantee deposits required by the banks in order to issue bank notes payable.

Other current assets were $11,586,000 as of June 30, 2023, representing a decrease of 49% from $22,905,000 as of December 31, 2022. The decrease was mainly attributable to the decrease of prepayments for materials as a result of decreased production activity of FAW Jilin.

Property, plant and equipment were $189,454,000 as of June 30, 2023, representing a decrease of 13% from $217,902,000 as of December 31, 2022. The decrease was mainly attributable to normal depreciation as well as the disposals of machinery and equipment.

Accounts and notes payable were $12,914,000 as of June 30, 2023, representing a decrease of 55% from $28,784,000 as of December 31, 2022. The decrease was mainly attributable to an accelerated payment to suppliers and matured bank notes were settled.

Liquidity and Capital Resources

Historically, we have financed our operations mainly through financing from our shareholders, payments received from our customers, and cash received from government grant. We had cash and cash equivalents of $18,247,000 and $37,918,000 on June 30,2023 and December 31, 2022, respectively. As of June 30, 2023 the Company had working capital deficit of $352,688,000. The Company has a plan of operations and acknowledges that its plan of operations may not result in generating positive working capital in the near future.

We tend to think that our cash on hand, including the current available cash and cash equivalents on our balance sheet is insufficient to fully meet our capital expenditure requirements. Therefore, we have made corresponding adjustments to the Company’s original business plan, however the current available cash and cash equivalents may still be insufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from the date of this report.

To the extent that our current resources are insufficient to satisfy our cash requirements, we may need to seek additional equity or debt financing, and will continue to seek government grants. If the financing is not available, or if the terms of financing are less desirable than we expect, or fail to obtain government grants, we may be forced to decrease our level of investment in product development or delay, scale back or abandon all or part of our original growth strategy, which could have an adverse impact on our business and financial prospects.

Even though management believes that it will be able to successfully execute its business plan, which includes increasing market acceptance of the Company’s products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position, obtain third-party financing and capital issuance, and meet the Company’s future liquidity needs, there can be no assurances in that regard. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this material uncertainty.

Outlook

On December 4, 2023, we anticipate that for the full year of 2024, our sales revenue will range between $362 million and $434 million. The total number of vehicles delivered is expected to be between 30,000 to 36,000 units, including sales from five new models. Of these new models, the sales of pure electric and hybrid models are projected to account for 65.5% of the total. Based on our business plan, we are optimistic about achieving our sales revenue and volume forecasts for 2024. However, there is a heightened level of uncertainty regarding our full-year performance for 2024 if we are unable to secure sufficient funding, or if the funding conditions are not as favorable as anticipated, or if we fail to receive government grants. Despite this uncertainty, we plan to initiate a follow-on public offering and also initiated an intent of cooperation for debt financing with a funder.

As we look ahead to 2024, it shapes up to be a landmark year for us in the realm of advanced technology, particularly with the widespread implementation of solid-state batteries. These batteries will feature the latest mass-produced cell with an energy density of 350wh/kg, aiming to extend vehicle range to 700km. We project to complete the design and prototype of these vehicles equipped with these solid-state batteries, conducting tests and trials. We are closely tracking the market conditions and results of similar battery applications. Additionally, we plan to initiate the development of hydrogen fuel cell applications in vehicles. In 2024, we expect to complete the related system design, structural design, and control strategy research, as well as finalize the design and prototype of these vehicles featuring the hydrogen fuel cell technology, and conduct testing and validation work.

Exchange Rate

This press release contains translations of certain Chinese Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2540 to US$1.00 for the items in balance sheets and at the rate of RMB6.9293 to US$1.00 for the items in statements of operations and comprehensive loss, the exchange rate in effect as of June 30, 2023, as set forth in the exchangerates.org.uk. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

About Chijet Motor Company, Inc.

The primary business of Chijet is the development, manufacture, sales, and service of traditional fuel vehicles and NEVs. State-of-the-art manufacturing systems and stable supply chain management enable the Company to provide consumers with products of high performance at reasonable prices. In addition to its large modern vehicle production base in Jilin, China, a factory in Yantai, China will be dedicated to NEV production upon completion of its construction. Chijet has a management team of industry veterans with decades of experience in engineering and design, management, financing, industrial production, and financial management. For additional information about Chijet, please visit www.chijetmotors.com.

Chijet Contact:
2888 Donshan Street
Gaoxin Automobile Industrial Park
Jilin City, JL. P.R.China
0535-2766202
EMAIL: info@chijetmotors.com

Investor Relations Contact:
Skyline Corporate Communications Group, LLC
Scott Powell, President
One Rockefeller Plaza, 11th Floor
New York, NY 10020
Office: (646) 893-5835 x2
Email:info@skylineccg.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Chijet’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding Chijet’s leadership team, Chijet’s continued growth and financial and operational improvements, along with those other risks described under the heading “Risk Factors” in the prospectus Chijet filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2023, and those that are included in any of Chijet’s future filings with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Chijet and are difficult to predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Chijet undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.